Exhibit 21
Subsidiaries of Registrant
The following are the significant subsidiaries of Innuity, Inc. as of December 31, 2006:
Jadeon, Inc.: (a Nevada corporation), conducts business under its legal name or under the name of Innuity, Inc.
Vista.com Inc.: (a Washington corporation), Conducts business under its legal name or under the name of Innuity, Inc.